UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Snailz, Inc.

Legal status of issuer

 Form
 C-Corporation

 Jurisdiction of Incorporation/Organization
 Delaware

 Date of organization
 April 18, 2016

Physical address of issuer
48 Wall Street, 5th Floor, NY, NY 10005

Website of issuer
http://snailzapp.com

Current number of employees
0

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$285,508	$230,582
Cash & Cash Equivalents	$37,649	$12,106
Accounts Receivable	$0	$0
Short-term Debt	$2,566,507	$266,552
Long-term Debt	$0	$2,075,000
Revenues/Sales	$49,225	$69,932
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(248,484)	$(889,968)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:

/s/ Darren Sardoff

58D65F0AF6A9423...

(Signature)

Darren Sardoff

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:

/s/ Darren Sardoff

58D65F0AF6A9423...

(Signature)

Darren Sardoff

(Name)

Director

(Title)

4/30/2021

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials

EXHIBIT A
(EXHIBIT A TO FORM C-AR)


April 30, 2021

Snailz, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Snailz, Inc. a Delaware corporation (the "**Company**," as well as references to "**we**," "**us**," or "**our**"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://snailzapp.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the securities sold by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2021.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

About this Form C-AR
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. The Company does not expect to update or otherwise revise this Form C-AR or other materials supplied herewith. The delivery of this Form C-AR at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C-AR.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Snailz, Inc. is a Delaware corporation, incorporated April 18, 2016.

The Company is located at 48 Wall Street, 5th Floor, New York, NY 10005.

The Company's website is http://snailzapp.com

The Company conducts business in California, New York, New Jersey, and Texas.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We rely on Internet search engines to drive traffic to our websites and towards the downloads of our applications. If search results do not feature our websites prominently, traffic to our websites would decrease and our business could be adversely affected.
Google, Bing, Yahoo! and other Internet search websites drive traffic to our website. However, our ability to maintain high organic search result rankings is not entirely within our control. Our competitors' search engine optimization, or SEO, efforts may result in their websites receiving a higher search result page ranking than the rankings our websites receive, or Internet search engines could revise their methodologies in a way that would adversely affect our search result rankings, each of which could slow the growth of our user base. Further, search engine providers could align with our competitors, which could adversely affect traffic to our websites. If we experience a material reduction in the number of users directed to our websites through Internet search engines, our business, results of operations and financial condition could be adversely affected.

We may not be able to successfully introduce new or upgraded information, analytics and online marketplace services or combine or shift focus from services with less demand, which could decrease our revenues and our profitability.
Our future business and financial success will depend on our ability to continue to anticipate the needs of customers and potential customers, and to successfully introduce new and upgraded services into the marketplace. To be successful, we must adapt to changes in the industry, as well as rapid technological changes by continually enhancing our information, analytics and online marketplace services. Developing new services and upgrades to services, as well as integrating and coordinating current services, imposes heavy burdens on the Company. The processes are costly, and our efforts to develop, integrate and enhance our services may not be successful. As we continue to combine our operations with those that we have acquired, we must continue to assess the purposes for which various services may be used alone or together, and how we can best address those uses through stand-alone services or combinations of coordinating applications. In addition, successfully launching and selling a new or upgraded service puts additional strain on our sales and marketing resources. If the marketing campaign does not continue to increase brand awareness, site traffic and/or revenues, it could have an adverse effect on our financial results. Additionally, if we eliminate or phase out a service and are not able to offer and successfully market and sell an alternative service, our revenue may decrease, which could have a material adverse effect on our results of operations.

If we do not invest in product development and provide services that are attractive to our users and to our advertisers, our business could be adversely affected.

Our success depends on our continued improvements to provide services that make our marketplaces useful for users and attractive to our advertisers. As a result, we must continually invest resources in research and development to improve the appeal and comprehensiveness of our services and effectively incorporate new technologies. If we are unable to provide services that users want to use, then users may become dissatisfied and use competitors' websites. If we are unable to continue offering innovative services, we may be unable to attract additional users and advertisers or retain our current users and advertisers, which could harm our business, results of operations and financial condition.

Internal applications, database and network systems underlying our services, could damage our reputation and brands and lead to reduced demand for our information, analytics and online marketplace services, lower revenues and increased costs.

Our business, brands and reputation depend upon the satisfactory performance, reliability and availability of our websites, the Internet and our service providers. Interruptions in these systems, whether due to system failures, computer viruses, software errors, physical or electronic break-ins, or malicious hacks or attacks on our systems (such as denial of service attacks), could affect the security and availability of our services on our mobile applications and our websites and prevent or inhibit the ability of users to access our services. Our operations also depend on our ability to protect our databases, computers and software, telecommunications equipment and facilities against damage from potential dangers such as fire, flood, power loss, security breaches, computer viruses, telecommunications failures, terrorist attacks, acts of war, electronic and physical break-ins, computer viruses, earthquakes and similar events. Our users rely on our services when conducting their own businesses. Disruptions in, or reductions in ability to access, our services for whatever reason could damage our users' businesses, harm our reputation, result in additional costs or result in reduced demand for our information, analytics and online marketplace services, any of which could harm our business, results of operations and financial condition.

In addition, the software, internal applications and systems underlying our services are complex and may not be error-free. Our careful development and testing may not be sufficient to ensure that we will not encounter technical problems when we attempt to enhance our software, internal applications and systems. Any inefficiencies, errors or technical problems with our software, internal applications and systems could reduce the quality of our services or interfere with our customers' access to our information, analytics and online marketplaces, which could reduce the demand for our services, lower our revenues and increase our costs. Any errors, defects, disruptions or other performance problems with our services could harm our reputation, business, results of operations and financial condition.

If we are not able to obtain and maintain accurate, comprehensive or reliable data, we could experience reduced demand for our information, analytics and online marketplace services.

Our success depends on our clients' confidence in the comprehensiveness, accuracy and reliability of the data and analysis we provide. The task of establishing and maintaining accurate and reliable data and analysis is challenging. If our data, including the data we obtain from third parties, or analysis is not current, accurate, comprehensive or reliable, we could experience reduced demand for our services or legal claims by our customers, which could result in lower revenues and higher expenses.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the

Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Aspects of our business may be subject to privacy concerns and a variety of U.S. and international laws regarding data protection.

Aspects of our business may be subject to federal, state and international laws regarding privacy and protection of user data. Any failure by us to comply with federal, state privacy-related or data protection laws and regulations could result in proceedings against us by governmental entities or others which could harm our business, operating results and financial condition.

It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices. If so, in addition to the possibility of fines and penalties, a governmental order requiring that we change our data practices could result, which in turn could harm our business, operating results and financial condition. Compliance with these regulations may involve significant costs or require changes in business practices that result in reduced revenue. Noncompliance could result in penalties being imposed on us or orders that we cease conducting the noncompliant activity.

Our actual or perceived failure to comply with privacy laws and standards could adversely affect our business, financial condition and results of operations.

We are dependent on information technology networks and systems to process, transmit and store electronic information and to communicate between our locations around the world and with our clients. We collect, use and disclose personally identifiable information, including among other things names, addresses, phone numbers and email addresses. In addition, we may collect personal information from tenants and landlords. As a result, we are subject to a variety of state, national, and international laws and regulations that apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data, including among others, the Fair Credit Reporting Act, Health Insurance Portability and Accountability Act, Gramm-Leach Bliley, Children's Online Privacy Protection Act. Laws and regulations related to privacy and data protection are evolving, with new or modified laws and regulations proposed and implemented frequently and existing laws and regulations subject to new or different interpretations. Compliance with any of the foregoing laws and regulations can be costly and can delay or impede the development of new products. A violation of any laws or regulations relating to the collection or use of personal information could result in the imposition of fines against us.

Our actual or alleged failure to comply with applicable privacy or data security laws, regulations and policies, or to protect personal data, could result in enforcement actions and significant penalties against us, which could result in negative publicity, increase our operating costs, subject us to claims or other remedies and have a material adverse effect on our business, financial condition and results of operations. Because the interpretation and application of many privacy and data protection laws are uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our products. If so, in addition to the possibility of fines, lawsuits and other claims and penalties, we could be required to fundamentally change our business activities and practices or modify our products, which could harm our business.

We expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the United States and other jurisdictions, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. We could be subject to legal claims, government action, harm to our reputation or experience significant remediation costs if we experience a security breach or our practices fail, or are seen as failing, to comply with applicable laws concerning personally identifiable information.

Concern of prospective customers regarding our use of the personal information collected on our websites or collected when performing our services could keep prospective customers from subscribing to our services. Industry-wide incidents or incidents with respect to our websites, including misappropriation of third-party information, security breaches or changes in industry standards, regulations or laws, could deter people from using the Internet or our websites to conduct transactions that involve the transmission of confidential information, which could harm our business.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Our actual or perceived failure to comply with privacy laws and standards could adversely affect our business, financial condition and results of operations.
We are dependent on information technology networks and systems to process, transmit and store electronic information and to communicate between our locations around the world and with our clients. We collect, use and disclose personally identifiable information, including among other things names, addresses, phone numbers and email addresses. In addition, we may collect personal information from tenants and landlords. As a result, we are subject to a variety of state, national, and international laws and regulations that apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data, including among others, the Fair Credit Reporting Act, Health Insurance Portability and Accountability Act, Gramm-Leach Bliley, Children's Online Privacy Protection Act. Laws and regulations related to privacy and data protection are evolving, with new or modified laws and regulations proposed and implemented frequently and existing laws and regulations subject to new or different interpretations. Compliance with any of the foregoing laws and regulations can be costly and can delay or impede the development of new products. A violation of any laws or regulations relating to the collection or use of personal information could result in the imposition of fines against us.

Our actual or alleged failure to comply with applicable privacy or data security laws, regulations and policies, or to protect personal data, could result in enforcement actions and significant penalties against us, which could result in negative publicity, increase our operating costs, subject us to claims or other remedies and have a material adverse effect on our business, financial condition and results of operations. Because the interpretation and application of many privacy and data protection laws are uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our products. If so, in addition to the possibility of fines, lawsuits and other claims and penalties, we could be required to fundamentally change our business activities and practices or modify our products, which could harm our business.

We expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the United States and other jurisdictions, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. We could be subject to legal claims, government action, harm to our reputation or experience significant remediation costs if we experience a security breach or our practices fail, or are seen as failing, to comply with applicable laws concerning personally identifiable information.

Concern of prospective customers regarding our use of the personal information collected on our websites or collected when performing our services could keep prospective customers from subscribing to our services. Industry-wide incidents or incidents with respect to our websites, including misappropriation of third-party information, security breaches or changes in industry standards, regulations or laws, could deter people from using the Internet or our websites to conduct transactions that involve the transmission of confidential information, which could harm our business.

Adverse changes such as disasters, diseases and negative changes in government policy could result in significant losses to the Company.
Adverse changes such as public health crises, natural disasters, terrorist attacks and other outside events can adversely affect general commercial activity and the economies of many countries, which could materially adversely affect the business, financial condition and results of operations of the Company. For example, the outbreak of coronavirus ("**COVID-19**") and its effect on the world in general, and on the financial market may negatively affect the Company. The effect of COVID-19 on the financial market and the Company is unknown at current. However, given market turmoil, "social distancing" and efforts to contain the virus, as well as the potential impact to consumer confidence,

employment and spending power, the virus is likely to have a negative impact on the Company, at least in the short term. The extent of the impact on our market and the Company also depends on how long the crisis persists. Revenue to the Company may be dependent on and sensitive to many other factors, including governmental monetary policies, economic and political conditions. Any such change could adversely affect the Company.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

BUSINESS

Description of the Business
The Company redefines the nail salon discovery, booking and payment experience by connecting those desiring to get nail salon services with appointment taking nail salons.

Business Plan
After successfully building out the technology platform and operating Snailz in the New York City market, we are poised to rapidly expand to the broader Tri-State area as well as to other cities across the US. We will be leveraging the formidable sales resources of our strategic partner, Universal Processing LLC ("**Universal**"), a leading merchant processing company to the nail salon community, to help achieve our salon distribution goals. Together with Universal, we also will begin R&D on the next generation of our product, which will provide even better features and functionality, as well as integrate our technology into their merchant processing products to provide a best in class, comprehensive solution for nail salons and customers.

The Company's Products and/or Services

Product / Service	Description	Current Market
Snailz Salon App	First-ever platform that enables salons to generate additional client appointments, provide superior customer service and grow their business without upfront investment.	The approximately fifty thousand (55,000) nail salons in the United States, most of whom are Vietnamese, Korean or Chinese owned where English is not a first language.

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors. Several key competitors in the US market are trying to use mobile technology to improve the nail salon experience but have not made substantial progress in building their brand recognition among the target market nor have they built a technology solution that is as fully featured as Snailz. The other players are HellaBella, RSVME and Unplugg. In Europe, Treatwell has made substantial progress and has built a large business across many European countries.

Customer Base
Our Snailz customer app and website is a free product for consumers to use. We primarily target women aged twenty one-forty (21 to 40), but have also attracted young men and couples. Our Snailz salon app targets nail salon owners.

Supply Chain
We rely on certain software companies for parts of our service, such as Zendesk for customer service, Amazon web services for website hosting, Twilio for text communications and Mailchimp for email marketing.

Intellectual Property
Snailz has developed its own software platform that runs its customer and salon facing services including its own websites, salon websites, and iOS and Android applications. Snailz also owns its (1) salon backend portal, (2) digital rewards and loyalty programs, (3) gift card purchasing platform and (4) administration dashboard.

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Darren Sardoff	Chief Executive Officer, Director	CEO, Snailz, Inc. (April 2016 – Present): Manages the business planning and strategy, capital raising and strategic initiatives of the Company. Also manages the salon sales and marketing programs. Investment Partner, Act II Capital, LLC (March 2002 – April 2020): Evaluated investment opportunities, managed portfolios of investments.	B.S. Accounting (Honors) University Of Buffalo (1987) M.B.A. Wharton School Of The University Of Pennsylvania (1995)
Lori Sardoff	Chief Operating Officer	COO, Snailz, Inc. (October 2019 - Present): Manages the day to day operations of the Company, including customer service, account management, product development and administration. Senior Vice President, Snailz, Inc. (April 2016 - October 2019): Handled customer service, and client relations.	B.S. Accounting University Of Buffalo (1988) M.A., Industrial Psychology, New York University (1995) MSW, Rutgers University (2008)

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company does not currently have any employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding/Face Value	4,640,000
Voting Rights	1 Vote per Share
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the prior offering if convertible securities).	64.6668%%*

*The percentage ownership is calculated on a fully diluted basis after considering Common Stock, issued stock options and convertible notes, and assumes: (1) total shares as 7,175,248, (2) price per share as $1.41, (3) conversion of convertible notes on a valuation cap of $8,000,000, and (4) conversion ratio of preferred to common stock as 1:1. Percentage calculated is approximation and rounded to the nearest decimal point based on conversion on valuation cap only.

Type of security	Stock Options for Common Stock
Amount outstanding/Face Value	1,029,332
How this security may limit, dilute or qualify the security issued pursuant to Regulation CF	Once they are exercised
Vesting Schedule	Prior to the first 3 month anniversary of the vesting start date the option cannot be vested or exercisable. The option becomes vested and exercisable for 1/8th of the shares on the 3 month anniversary of the vesting start date. Thereafter, the option will become vested and exercisable for an additional 1/8th of the shares when optionee completes each 3 month period of continuous service following the first 3 month anniversary of the vesting start date.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the prior offering if convertible securities).	14.34%*

*The percentage ownership is calculated on a fully diluted basis after considering Common Stock, issued stock options and convertible notes, and assumes: (1) total shares as 7,175,248, (2) price per share as $1.41, (3) conversion of convertible notes on a valuation cap of $8,000,000, and (4) conversion ratio of preferred to common stock as 1:1. Percentage calculated is approximation and rounded to the nearest decimal point based on conversion on valuation cap only.

Type of debt	Crowd SAFE
Amount outstanding/Face Value	$206,615
How this security may limit, dilute or qualify the security issued pursuant to Regulation CF	N/A
Valuation Cap	$10,000,000
Discount	20%

The Company has the following debt outstanding:

Type of debt	Convertible Note*
Amount outstanding	$2,125,000
Interest Rate and Amortization Schedule	5%
Valuation Cap	$8,000,000
Maturity Date	7/31/2021
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the prior offering if convertible securities).	20.9877%**

*There are fifty-eight (57) convertible notes, each with the same set of terms.
**The percentage ownership is calculated on a fully diluted basis after considering Common Stock, issued stock options and convertible notes, and assumes: (1) total shares as 6,149,2937, (2) price per share as $1.65, (3) conversion of convertible notes on a valuation cap of $8,000,000, and (4) conversion ratio of preferred to common stock as 1:1. Percentage calculated is approximation and rounded to the nearest decimal point based on conversion on valuation cap only.

Type of debt	Credit Card
Amount outstanding	$63,465
Interest Rate	16.24%
Total Credit Limit	$76,300

Ownership
A majority of the Company is owned by Darren Sardoff.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Darren Sardoff	4,170,000 shares of Common Stock*	67%

*Common Stock has par value $0.000000001.

16

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Recent Tax Return Information (2019)

Total Income	Taxable Income	Total Tax
$56,353	$($753,241)	$0

Operations

Snailz, Inc. (the "**Company**") was incorporated on April 18, 2016 under the laws of the State of Delaware, and is headquartered in New York, New York. The Company redefines the nail salon discovery, booking and payment experience by connecting those desiring to get nail salon services with appointment-taking nail salons.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020, the Company had $37,649 in cash and cash equivalents.

As of April 28, 2021 the Company had $85,058 in aggregate cash that would, assuming certain factors, leave the Company with approximately 6 months of runway. The Company has enough capital to continue operations until October 2021.

The Company has fifty-eight (58) convertible notes with an outstanding amount of $2,125,000 with an accrued interest of $318,170 at December 31, 2020.

Liquidity and Capital Resources

The company does not to expect to achieve profitability in the next 12 months, but has a break-even point projected within two years. Profitability will be a function of increasing the number of salons on our platform and increasing the rate of bookings on our platform.

The Company has had conversations with our strategic partner, Universal, about a possible financing and some of our existing investors. This has not materialized.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Valuation

The Company has ascribed no valuation to the Company.

Material Changes and Other Information

The Company was Snailz, LLC prior to its conversion into a corporation. Snailz, LLC was formed on July 29, 2014 and converted to Snailz, Inc. on April 18, 2016.

Ever since the COVID-19 related lockdown ordered around the middle of March 2020, nail salons have been closed. Therefore, we have not generated any revenue. We have reduced our costs substantially, but uncertainty remains as to how and when operations resume. Presently, as of the date of this Form C-AR, salons are operating at a reduced capacity of 25% in some markets, such as NY and NJ, and many salons have closed as a result. We are generating revenue but at levels lower than what we were generating before the pandemic.

Processing Agreement with Universal: Our strategic partnership with Universal is centered on salon distribution. Universal is a merchant processing company with relationships with between 2,500 to 5,000 nail salons across the country and a nationwide sales force that solicits new accounts every day. Universal will be making Snailz available to their existing nail salon accounts and will be pitching Snailz as part of their solution to prospective customers. Snailz is also beginning research and development on integrating its product into Universal's merchant processing products, which would make our solution more compelling to customers and salons. We also have the opportunity to collect fees from Universal for our salons that we can convert to Universal's merchant processing. It is still early in this relationship and the COVID-19 related shutdown has slowed progress on the one hand but made working together more important on the other. The agreement could meaningfully accelerate growth of the Company.

The Company had disclosed the following debt in its prior offering:

Type	Promissory Note pursuant to Lender's Participation in the U.S. Small Business Administration Paycheck Protection Program
Amount Outstanding	$49,650*
Interest Rate and Amortization Schedule	0.98%
Other Material Terms	The Company will be required to make 17 equal monthly payments of principal and interest, commencing on November 7, 2020 and continuing on the same day of each month thereafter.
Maturity Date	4/7/2022

The Company has received 100% forgiveness of this promissory note as of the date of this Form C-AR.

Trends and Uncertainties

The financial statements, attached hereto as Exhibit A, are an important part of this Form C-AR and should be reviewed in their entirety.

Previous Offerings of Securities
We have made the following issuances of securities within the last three (3) years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Note	$1,120,000	23	Research and Development, Sales and Marketing, Operations, General Working Capital*	9/30/2016**	Reg D 506(b)
Stock Option Grant	Services	1,270,554	General Working Capital*	3/29/17	Rule 701
Crowd SAFE	$206,615***	422****	General Working Capital*	3/1/2021	Rule 4(a)(6)
Stock Option Grant	Services	858,933	General Working Capital*	5/1/2020	Rule 701

*General working capital comprises of rent, legal and accounting expenses, administrative expenses, software expenses and other miscellaneous expenses.
**These 22 convertible notes were issued in 2018 and 2019 as part of one ongoing offering that commenced on September 30, 2016.
***This amount includes the percentage of proceeds transferred to the intermediary and other fees.
****This number does not reflect the additional grant of securities made to the Intermediary

TAX MATTERS

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: The Chief Executive Officer of the Company, Darren Sardoff, purchased convertible notes equal to an amount of fifty thousand dollars ($50,000) offered by the Company in its current round of financing. The notes bear an interest of 5% and have incurred an interest of $208.33 per month which amounts to an accrued interest of $3,125. as of April 30, 2021. The notes expire on July 31, 2021and will incur a total interest amounting to $3,659.68.

EXHIBIT B
Financials

I, Darren Sardoff, the CEO of Snailz, Inc., hereby certify that

      (1)   the accompanying unaudited financial statements of Snailz, Inc. thereto for the periods ending December 2020 included in this Form C-AR are true and complete in all material respects;

      (2)   the tax return information of Snailz, Inc. included in this Form C-AR reflects accurately the information reported on the tax return for Snailz, Inc. filed for the fiscal year ended 2019; and

      (3)   that the information below reflects accurately the information reported on our federal income tax returns.

      IN WITNESS THEREOF, this Chief Executive Officer's Financial Statement Certification has been executed as of April 30, 2021.

DocuSigned by:

Darren Sardoff   (Signature)

58D65F0AF6A9423...

Name: Darren Sardoff

Title: CEO

Date: April 30, 2021

20

SNAILZ, INC.

Unaudited Financial Statements for the

Years Ended December 31, 2020 and 2019

SNAILZ, INC.
BALANCE SHEETS
As of December 31, 2020 and 2019
(Unaudited)

ASSETS	2020	2019
Current Assets		
Cash and cash equivalents	$ 37,649	$ 12,106
Internally Developed Software		
Software	425,083	321,083
Accumulated amortization	(177,224)	(102,607)
Total Internally Developed Software	247,859	218,476
Total Assets	$ 285,508	$ 230,582
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 60,513	$ 0
Accrued expenses	62,824	52,132
Accrued interest	318,170	214,420
Convertible notes	2,125,000	0
Total Current Liabilities	2,566,507	266,552
Long Term Liabilities		
Convertible Notes	0	2,075,000
Total Liabilities	2,566,507	2,341,552
STOCKHOLDERS' EQUITY		
Common Stock, $0.000000001 par value, 20,000,000 shares authorized 4,590,000 shares issued and outstanding As of December 31, 2020 and 2019	0	0
Additional paid-in capital	131,559	131,559
Additional paid-in capital – SAFEs	78,455	0
Retained earnings	(2,491,013)	(2,242,529)
Total Stockholders' Equity	(2,280,999)	(2,110,970)
Total Liabilities and Stockholders' Equity	$ 285,508	$ 230,582

SNAILZ, INC.
STATEMENTS OF OPERATIONS
For Years Ended December 31, 2020 and 2019
(Unaudited)

	2020	2019
Revenues	$ 49,225	$ 69,932
Cost of revenues	20,819	133,353
Gross profit (loss)	28,406	(63,421)
Operating expenses		
General and administrative	110,202	529,686
Sales and marketing	6,295	73,237
Legal and professional	20,945	61,915
Amortization of internally developed software	74,617	60,043
Total operating expenses	212,059	724,881
Net Operating Income (Loss)	(183,653)	(788,302)
Grant income	49,175	0
Interest expense	(114,006)	(101,666)
Net Income (Loss)	$ (248,484)	$ (889,968)

SNAILZ, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For Years Ending December 31, 2020 and 2019
(Unaudited)

	Common Stock		Additional Paid-In Capital	Additional Paid-In Capital - SAFEs	Retained Earnings	Total Stockholders' Equity
	Shares	Par Value				
Balance as of December 31, 2018	5,010,000	$ 0	$ 131,559	$ 0	$ (1,352,561)	$ (1,221,002)
Repurchase of common stock	(370,000)	0	0	0	0	0
Net Loss	0	0	0	0	(889,968)	($889,968)
Balance as of December 31, 2019	4,640,000	0	131,559	0	(2,242,529)	(2,110,970)
Issuance of SAFEs	0	0	0	78,455	0	78,455
Net Loss	0	0	0	0	(248,484)	(248,484)
Balance as of December 31, 2020	4,640,000	$ 0	$ 131,559	$ 78,455	$ (2,491,013)	$ (2,280,999)

SNAILZ, INC.
STATEMENT OF CASH FLOWS
For Years Ended December 31, 2020 and 2019
(Unaudited)

	2020	2019
Operating Activities		
Net Income (Loss)	$ (248,484)	$ (889,968)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Add in convertible note interest	103,750	101,666
Add in amortization	74,617	60,042
Changes to operating assets and liabilities:		
Increase (Decrease) in accounts payable	60,513	0
Increase (Decrease) in accrued expenses	10,692	47,606
Net cash used in operating activities	1,088	(680,654)
Investing Activities		
Internally developed software	(104,000)	(41,737)
Net change in cash from investing activities	(104,000)	(41,737)
Financing Activities		
Issuance of convertible notes	50,000	385,000
Issuance of SAFEs	78,455	0
Net change in cash from financing activities	128,455	385,000
Net change in cash and cash equivalents	25,543	(337,390)
Cash and cash equivalents at beginning of period	12,106	349,497
Cash and cash equivalents at end of period	$ 37,649	$ 12,106

SNAILZ, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019

NOTE 1 – NATURE OF OPERATIONS

SNAILZ, INC. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on April 18, 2016, and was converted from Snailz, LLC, a Delaware LLC organized on July 29, 2014. The Company provides an app for customers to schedule salon appointments. The Company's headquarters are in New York, New York. The company began operations in 2014.

Since Inception, the Company has relied on contributions from founders and the issuance of convertible notes to fund its operations. As of December 31, 2019, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 9). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10) and funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $37,649 and $12,106 of cash on hand, respectively.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use. The Company's internally developed software is ready for use as of January 1, 2018, and the amortization for the software costs begins then. Amortization is provided using the straight-line method, based on a useful life of five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ended December 31, 2020 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2020. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company's payments are generally collected upfront. For years ended December 31, 2020 and 2019 the Company recognized $49,225 and $69,932 in revenue, respectively.

Accounts Receivable

Accounts receivable due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2020 and 2019, the company had no accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses totaled $6,295 and $73,237 for years ended December 31, 2020 and 2019, respectively.

Recent Accounting Pronouncements

In February 2016, FASB issued Accounting Standards Update ("ASU") No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INTERNALLY DEVELOPED SOFTWARE

Internally developed software consists of the software platform and other internal use software. Amortization is calculated using the straight-line method over a period of 5 years. As of December 31, 2020 and 2019 the Company had $247,859 and $218,476 in net software. Amortization expense totaled $74,617 and $60,043 for the years ended December 31, 2020 and 2019, respectively.

NOTE 4 – NOTES PAYABLE

The Company has issued $2,125,000 of 5% unsecured convertible notes (the "Notes") due July 31, 2021 ("Maturity Date"). The Notes are unsecured. The Notes are due on the Maturity Date with accrued interest if the Notes do not convert prior to the maturity date.

Notes totaling $385,000 are automatically convertible in an equity financing event of at least $2,000,000, and notes totaling $1,740,000 are automatically convertible in an equity financing event of at least $1,000,000. The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $8,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

As of December 31, 2020, the Notes have not yet converted as a Qualified Financing had not yet occurred. The convertible notes are recorded as a liability until conversion occurs.

NOTE 5 – INCOME TAX PROVISION

The Company will file its income tax return for year ended December 31, 2020 in 2021, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Deferred tax assets and liabilities consist of the following components as of December 31, 2020 and 2019:

		2020	2019
Noncurrent deferred tax liability			
Net operating loss		$ (549,391)	$ (503,700)
Less valuation allowance		549,391	503,700
Net deferred tax assets (liabilities)		$ 0	$ 0

The Company's effective income tax rate is higher than what would be expected if the federal statutory rate were applied to income from continuing operations primarily because of expenses deductible for financial reporting purposes that are not deductible for tax purposes, tax-exempt income, and the dividends-received-deduction.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA'), net operating losses can be carried forward indefinitely. The net operating loss as of December 31, 2019 totaled $2,616,100.

NOTE 6 – STOCKHOLDERS' EQUITY

The Company has the following classes of equity outstanding:

Common Stock:

Authorized 20,000,000 shares, par value $0.000000001 per share, issued and outstanding 4,640,000 as of December 31, 2020 and 2019, respectively. The fair value of the stock as of the date of issuance was determined based on the present value of anticipated cash flows, the issuance of convertible debt, the lack of current marketability, the uncertainty of potential business prospects, and the current operating losses and the market value of equity interests in similar companies engaged in similar businesses to the Company.

Stock Repurchase

At the formation of the Company one of the founders was issued shares. In 2019 the founder and the Company came to an agreement for the Company to repurchase 370,000 of those shares for par value, $0. The Company then retired those 370,000 shares.

Additional Paid-In Capital – SAFEs

The Company has issued Simple Agreements for Future Equity ("SAFEs") totaling $78,455. The SAFEs are automatically convertible into common stock on the completion of a sale of equity securities in which the Company receives gross proceeds of not less than $1,000,000 ("Qualified Financing"). The conversion price is the lesser of 80% of the price per share of stock received by the Company in a Qualified Financing or the price per share equal to the quotient of $10,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities but excluding the issuance of capital stock reserved and available for future issuance under an equity incentive plan, convertible notes, and SAFEs.

NOTE 7 – STOCK BASED COMPENSATION

The Company has a 2017 stock compensation plan ("The Plan") which permits the grant or option to purchase shares to its employees for up to 1,580,000 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date or 110% of the fair value for significant stockholders based on management's determination of fair value. Stock option awards generally vest over two or four years. As of December 31, 2020, the Company has issued a total of 1,029,332 options to purchase shares, none of which have yet been exercised. Stock options granted to employees expire 3 months after the termination of employment. As of December 31, 2020, 313,451 options to purchase are vested and available to be exercised. The Company does not believe that the value of the options, if any, are material to the financial statements.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2014 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Lawsuit

In February 2021, the Company was sued in a civil court for an alleged Americans with Disabilities Act violation. In March 2021, the Company agreed to pay $3,500 for the plaintiff to drop all claims.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the date specified on the Form C (the "Offering Deadline") in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

The Crowdfunded Offering closed on March 1, 2021 with a total of $206,615 raised.

Management's Evaluation

Management has evaluated subsequent events through April 23, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.